[Letterhead of Simpson Thacher & Bartlett LLP]

VIA EDGAR

July 20, 2012

Re:	MasterCard Incorporated Form 10-K for the Fiscal Year Ended December 31, 2011
Filed February 16, 2012
File No. 1-32877

Pradip Bhaumik, Esq.

Office of Global Security Risk

Division of Corporation Finance

Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Dear Mr. Bhaumik:

I am writing on behalf of MasterCard Incorporated (“MasterCard”) to request that MasterCard be permitted to respond by August 7, 2012 to your letter dated July 10, 2012 regarding the Securities and Exchange Commission Staff’s review of MasterCard’s Form 10-K for the Fiscal Year Ended December 31, 2011 filed on February 16, 2012. MasterCard requests the additional ten business days to permit it to complete the preparation and review of the requested response.

Please do not hesitate to call me at (212) 455-3986 with any questions.

Very truly yours,

/s/ Joshua Ford Bonnie

Joshua Ford Bonnie

cc:	MasterCard Incorporated
Noah J. Hanft, Esq.